April 5, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Attn:	Ms. April Sifford
Branch Chief Accountant

Re:	Diamond Foods, Inc.
File No. 0-51439
Form 10-K for fiscal year ended July 31, 2006
Dear Ms. Sifford:
Diamond Foods, Inc. (the Company or Diamond) has responded, as set forth below, to comments contained in your letter to Seth Halio, the Company’s Chief Financial Officer, dated March 27, 2007. For ease of reference, we have set forth the Staff’s comments and our response for each item.
Form 10-K for fiscal year ended July 31, 2006
Critical Accounting Policies
Inventories, page 15
1.	Please provide quantitative disclosure on what impact a change in your estimates for walnut crop prices could have on your results of operations. Refer to Section V of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.
Response:
Diamond accounts for all inventory on a lower of cost (first-in, first-out) or market basis. Diamond’s Walnut Purchase Agreements generally require each walnut supplier to deliver their entire walnut crop to Diamond during the fall harvest season (September through November) and for Diamond to determine the price it will pay for these walnuts by March 31 of the subsequent year. Since the price to be paid for these walnuts is known by the end of Diamond’s fiscal year

(July 31), no estimate is required to be made for inventory costing reflected in the annual financial statements included in Diamond’s Form 10-K for the year ended July 31, 2006.
Since final walnut prices are not determined until Diamond announces them each March, when preparing Diamond’s financial statements for the first and second quarter of each fiscal year, Diamond management makes estimates of the final walnut prices to be paid that are reflected in the interim financial statements. In estimating the price of walnuts, Diamond takes into account various factors, including market conditions, the estimated size of the walnut crop and quality, among other factors. Diamond has a long history in the walnut business and believes it can reasonably estimate the final price it will pay for walnuts. Historically, the final determination of the price of walnuts has had no material impact on the previously reported first and second quarter results.
Diamond considered the requirements of Section V of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations, and does not believe quantitative information is reasonably available until after the walnut price is established, and that such information would not provide investors material information. Any quantitative disclosure of changes in estimates for walnut prices would depend on many factors, including crop size, amount of the crop sold in the first half of the year (before the final price is set) and Diamond’s proportionate share of the total crop, and therefore would likely change year to year. Diamond supplementally informs the staff that, for example, based on the final price Diamond has determined in March 2007 it will pay for 2006 walnut deliveries, a 1.0% change from the estimate made in the first quarter of fiscal 2007 would impact total cost of sales for the first quarter by approximately 0.2%.
Considering the above, Diamond does not believe quantitative disclosure is appropriate, since the variation between the estimated price and actual price has not in the past, and is not expected to be in the future, material. However, to the extent there is a change in estimated walnut prices that materially affects the Company’s quarterly results, Diamond will disclose the impact of such a change in estimate as required by generally accepted accounting principles.
Employee Benefits, page 16
2.	We note that you utilized a third-party actuarial firm to assist in determining appropriate assumptions and plan valuations. While you are not required to make reference to this independent valuation, when you do, you should also disclose the name of the expert and include the consent of the expert as required by Item 601(a) (23) of Regulation S-K. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please revise to comply with this comment.

Response:
In future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ending April 30, 2007, Diamond expects to name its actuarial expert in the filing and to provide the consent, as required by Item 601 (a) (23) of Regulation S-K.
Supplemental and Non-GAAP Financial Information, page 17
3.	We note your non-GAAP disclosure. Please revise to provide disclosures required under Item 10 of Regulation S-K. Specifically tell us and disclose in detail why this adjusted information is useful to an investor. Tell us your consideration of SAB Topic 14G and why it is appropriate to exclude stock compensation, restructuring, and contract termination expenses.
Response:
Prior to its initial public offering in July 2005, Diamond was a cooperative association. As such, the Company’s GAAP financial statements were prepared on a basis known as “crop pool accounting” with certain inventories stated at net realizable value (NRV), rather than historical cost. As a result of the IPO and simultaneous conversion to a Delaware corporation, Diamond was no longer eligible to utilize NRV accounting and since then accounts for all inventories on a lower of cost or market basis.
For years prior to fiscal 2006, the Company provided supplemental financial information, including estimated walnut acquisition costs. Estimated walnut acquisition costs were based on the “field price” reported by the California Statistical Office of USDA National Agricultural Statistics Service, or CASS. As the Company was unable to determine an actual cost basis for walnuts acquired and sold in these historical periods, it believed that the CASS information is the only available measure of industry-wide walnut acquisition cost.
Management believes that such information is relevant since the Company’s financial information for years subsequent to fiscal 2005 include actual walnut acquisition costs and accordingly, this information provides investors a basis of comparison.
Diamond discussed the presentation of this supplemental information and Diamond’s rationale for including it in the Registration Statement on Form S-1 with the SEC Office of Chief Accountant, and obtained concurrence from the staff in correspondence dated February 25, 2005 (a copy of that correspondence is supplementally being provided with this letter). We continue to believe that this supplemental information is important to investors and should be provided until all the operating results reported in quarterly or annual filings are presented on a comparable basis.

Item 10(e)(1)(i) of Regulation S-K requires the following whenever one or more non-GAAP financial measures are included in a filing:
(A) A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP).
(B) A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section.
(C) A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations.
(D) To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure that are not disclosed pursuant to paragraph (e)(1)(i)(C) of this section.
We believe that our disclosures comply with each of these requirements, as follows:
Paragraph (A)
Our presentation gives equal or greater prominence to the most directly comparable GAAP measures, both the Consolidated Statement of Operations on page 29 and the reconciliation of GAAP to non-GAAP information on page 18.
Paragraph (B)
This reconciliation appears on page 18.
Paragraph (C)
Immediately following the presentation of the reconciliation of GAAP to non-GAAP information on page 19, Diamond discloses the following:
“We believe that non-GAAP measures provide useful information to investors by allowing them to view the business through the eyes of management, facilitating comparison of results across historical and future periods, and providing a focus on the underlying operating performance of the business.”
Paragraph (D)
Immediately following the presentation of the reconciliation of GAAP to non-GAAP information on page 19, Diamond discloses the following:

“Our management uses non-GAAP measures in internal reports used to monitor and make decisions about our business, such as monthly financial reports prepared for management.”
Additionally, in its Form 10-K for the year ended July 31, 2006 Diamond excluded share based compensation expense in order to facilitate the comparison of the Company’s 2006 financial performance against prior periods when the Company did not have such share-based expense as well as comparisons to other companies which had not yet adopted SFAS No. 123 (R). Diamond also considered the requirements of SAB Topic 14G and believes the requirements noted therein have been met. However, beginning in fiscal 2007, Diamond no longer excludes share based compensation expense in its presentation of non-GAAP financial information since the Company now believes it is no longer necessary for comparative purposes with our historical periods or with other companies.
4.	Further, we note your tabular presentation of non-GAAP financial information on page 17. These labels are the same as, or confusingly similar to, titles used for GAAP measures. See Item 10(e)(ii)(E) of Regulation S-K. Revise this table to clearly label each adjusted line item as a non-GAAP financial measure.
Response:
The Form 10-K for the year ended July 31, 2006 included a heading labeled “Supplemental and Non-GAAP Financial Information” as well a description of the Non-GAAP information before the presentation of the non-GAAP information on page 16. In future filings, Diamond will clearly label each non-GAAP line item as such, as it did in the reconciliation of non-GAAP to GAAP financial information on page 18 of its 2006 Annual Report on Form 10-K.
Off-Balance Sheet Arrangements, page 23
5.	Tell us what off-balance sheet arrangements you have and how you determined they are not significant.
Response
The Company has no off balance sheet arrangements, as defined in Item 303 (a) (4)(ii) of SEC Regulation S-K. In future filings, Diamond will include an affirmative statement to this effect as appropriate.
Form 10-Q for the period ended January 31, 2007
Note 8. Retirement Plans
Termination of Defined Benefit Plan, page 12

6.	Tell us and disclose in more detail how you determined your gain on curtailment of $3.0 million in the three months ended October 31, 2006 and your settlement charge in the amount of $6.0 million related to the termination of the defined benefit plan. Cite the appropriate accounting literature in your response.
Response
In July 2006 Diamond made the decision to terminate its defined benefit pension plan for the Company’s administrative employees. In September 2006, the Plan was amended to freeze plan benefits and to allow termination of the plan after appropriate regulatory approvals were obtained. Based on the definition of a curtailment in paragraph 6 of SFAS No. 88 Employers’ Accounting for Settlements and Curtailment of Defined Benefit Pension Plans and for Termination Benefits, the Company concluded that a curtailment had occurred as of September 19, 2006, the date the pension plan was amended. SFAS No. 88 defines a curtailment as an event that significantly reduces the expected years of future service of present employees or eliminates for a significant number of employees the accrual of defined benefits for some or all of their future services. Since the plan amendment in September eliminated for a significant number of employees the accrual of defined benefits for future services, curtailment accounting was appropriate as of that date.
Upon curtailment of the pension plan, the unrecognized prior service costs associated with years of service no longer expected to be rendered as the result of the curtailment resulted in a curtailment gain as defined in paragraph 14 of SFAS No. 88. Accordingly, this gain was recorded during the first quarter of fiscal 2007.
The Internal Revenue Service and the Pension Benefit Guaranty Corporation (PBGC) approved the pension plan termination in March 2007. Accordingly, all of the criteria required to be met for a settlement, as defined by paragraph 3 of FASB No. 88, have now been met. Based on estimates determined by our plan actuaries, Diamond will recognize a $6 million charge during our fiscal quarter ended April 30, 2007 to reflect this plan termination.
Liquidity and Capital Resources, page 19
7.	We note the decrease in cash from operating activities was primarily due to grower payments. Please revise to disclose and quantify the impact the long-term Walnut Purchase Agreements have on your inventory balances and any potential issues or risks these agreements and inventory levels could have on your liquidity.
Response
At the time of Diamond’s initial public offering in July 2005, Diamond cancelled the Walnut Marketing Agreements that it had with all of its member growers and offered each member the opportunity to enter a Walnut Purchase Agreement for various terms of up to approximately 12 years. The average tenure of the contracts executed at that time was over 5 years. As previously noted, these Walnut Purchase Agreements generally require our walnut suppliers to deliver their entire walnut crop to Diamond during the fall harvest season and for Diamond to determine the price it will pay for these crops by March 31 of the subsequent year. Diamond believes these long term purchase agreements ensure the Company an adequate supply of walnuts, but crop size and prices vary from year to year based on market conditions. These agricultural risks are described in Risk Factors, in Diamond’s Form 10-K filed for the year ended July 31, 2006. As to the impact on inventory balances and potential issues or risks on liquidity, since these Walnut Purchase Agreements do not specify fixed payment amounts, except that by the August following delivery at least 65% on a cumulative basis of the total payment shall be paid, the amount paid in a particular period, prior to August, is at the discretion of the Company and can vary from period to period. This arrangement provides the Company more flexibility with respect to liquidity than payment arrangements with other suppliers. The fluctuation in inventory balances is driven by the initial size of the crop, the price set by the Company and announced in March of the year following delivery, and the volume of shipments from month to month, which are seasonal to some extent. These aspects of Diamond’s business are also described in Items 1, Business, and 1A, Risk Factors, in Diamond’s Form 10-K for the year ended July 31, 2006.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that our responses have adequately addressed the Staff’s comments. If you have any questions regarding our responses, please contact the undersigned at 415-912-3182.
Very truly yours,
/s/ Seth Halio
Seth Halio
Executive Vice President and
Chief Financial Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	-0312
February 25, 2005
Seth Halio
Executive Vice President and
     Chief Financial Office
Diamond Walnut Growers, Inc.
1050 South Diamond Street
Stockton, CA 95205-7087

Re:	Diamond Walnut Growers, Inc. (Diamond)
File No.: Prefiling correspondence
Dear Mr. Halio,
     In your letter dated February 8 and in a phone conversation on February 17, 2005, you stated that Diamond is planning to file in March a registration statement on Form S-l for its initial public offering (IPO), and to file a registration statement on Form S-4 in connection with solicitation of approval of its approximately 1,700 members to convert from a California cooperative association to a Delaware corporation pursuant to a merger. You state that as a non-profit cooperative agricultural marketing association, Diamond has accounted for walnuts received from its members using the crop pool method as specified in AICPA Statement of Position 85-3 Accounting by Agricultural Producers and Agricultural Cooperatives. Under the crop pool method, walnut inventories have been valued at net realizable value (NRV), and therefore Diamond’s historical statements of operations do not reflect any purchase costs for walnuts. As a public for-profit company after the IPO, Diamond will no longer be eligible to use the crop pool method and will instead purchase walnuts, as well as other nuts, from growers and reflect them at lower of cost or market in its financial statements. You propose providing supplemental pro forma statements of operations for fiscal years ended July 31, 2002, 2003 and 2004 reflecting estimated purchase costs for walnut inventories and full income tax expense as if Diamond had been a public for-profit company in those years for the benefit of members voting on the conversion and for the benefit of future investors. We would object to your providing pro forma supplemental statements of operations for any periods other than the fiscal year ended July 31, 2004, and any subsequent interim period in fiscal 2005 (for which we understand factually supportable information needed to make the pro forma cost of goods sold adjustment is not available), as specified in Rule 1l-02(c)(2)(i) of Regulation S-X. However, we will not object to Diamond providing additional information in the description of its business and management’s discussion and analysis with respect to what Diamond’s margins might have been in 2002 and 2003 based on the information available from CASS (California office of the National Agricultural Statistics Service, United States Department of Agriculture) with appropriate explanation of what that information represents. You should also state clearly 1) that Diamond is unable to retroactively determine what it would have paid its member growers for walnuts in prior years had it been a for-profit company, 2) that Diamond is unable to determine whether

Diamond Walnut Growers, Inc.
February 25, 2005

Diamond would have paid its members amounts for walnuts approximating amounts paid to other growers by other processors as reflected in the CASS statistics, 3) that there are limitations in the level of detail in the CASS information, and 4) that there can be no assurance that the gross margins implied by the CASS amounts are representative of gross margins Diamond will achieve in the future. In addition, non-GAAP measures such as the volumes of various varieties of walnuts and other nuts produced and sold by Diamond and by the industry each fiscal, calendar or crop year, sales prices received for each variety of nut, and other information may also be necessary to provide context to Diamond’s historical results of operations and how those results of operations may change in the future.
     The staff’s conclusion is based solely on the information included in your letter and provided by phone. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 942-2960.
Sincerely,

Leslie A. Overton
Associate Chief Accountant